Exhibit 99.1

Azure Power Announces Results for Fiscal Second Quarter 2020

Mauritius, November 15, 2019: Azure Power Global Limited (NYSE: AZRE), a leading independent solar power producer in India, today announced its consolidated results under United States Generally Accepted Accounting Principles (“GAAP”) for the fiscal second quarter 2020, period ended September 30, 2019.

Fiscal Second Quarter 2020 Period Ended September 30, 2019 Operating Highlights:

•	Operating Megawatts (“MW”) were 1,798 MW, as of September 30, 2019, an increase of 77% over September 30, 2018.
•	Operating and Committed Megawatts were 3,370 MWs, as of quarter ended September 30, 2019, an increase of 10% over the quarter ended September 30, 2018.
•	Revenue for the quarter ended September 30, 2019 was INR 2,846.6 million (US$ 40.3 million), an increase of 28% over the quarter ended September 30, 2018.
•	Adjusted EBITDA for the quarter ended September 30, 2019 was INR 2,078.5 million (US$ 29.4 million), an increase of 15% over the quarter ended September 30, 2018.

Key Operating Metrics

Electricity generation during the quarter and six-months ended September 30, 2019 was 610 million kWh and 1,310 million kWh, respectively, an increase of 238 million kWh or 64%, over the quarter ended September 30, 2018, and an increase of 537 million kWh, or 69%, over the six-months ended September 30, 2018. The increase in electricity generation was principally a result of additional operating capacity during the period. The Company’s Plant Load Factor “PLF” for the quarter and the six months ended September 30, 2019, was 16.8% and 19.0%, respectively, compared to 16.4 % and 18.1%, respectively, for the same comparable periods in 2018. The higher PLF, in the quarter and six months, is on account of additional capacity in high radiation areas, which was offset by lower insolation due to extended monsoon (lowered generation by approximately 3% year-over-year).

Revenue for the quarter ended September 30, 2019 was INR 2,846.6 million (US$ 40.3 million), an increase of 28% over the quarter ended September 30, 2018. Revenue during the six months ended September 30, 2019 was INR 6,235.9 million (US$ 88.3 million), an increase of 34% from INR 4,648.2 million during the same period in 2018. The increase in revenue was primarily driven by the commissioning of new projects.

Project cost per megawatt operating (megawatt capacity per the Power Purchase Agreement “PPA”) consists of costs incurred for one megawatt of new solar power plant capacity during the reporting period. The project cost per megawatt (DC) operating for the six months ended September 30, 2019 decreased by INR 9.1 million (US$ 0.13 million) to INR 35.3 million (US$ 0.50 million) primarily due to lower costs on account of the reduction in solar module prices for the projects commissioned during the period. The project cost per megawatt (AC) operating for the six months ended September 30, 2019 was INR 51.9 million (US$ 0.73 million), compared to INR 50.8 million, for the six months ended September 30, 2018, on account of additional safeguard duties paid by the Company, which was partially offset by a reduction in solar module prices.. Excluding the impact of safeguard duties, the DC and the AC costs per megawatt would have been lower by approximately INR 2.4 million (US$ 0.04 million) and INR 3.6 million (US$ 0.05 million), respectively.

As of September 30, 2019, the Company’s operating and committed megawatts increased by 311 MW to 3,370 MW compared to September 30, 2018. During the period, the Company’s cancelled its participation in 350 MWs of projects, and received letter of awards for 370 MWs of new projects.

Nominal Contracted Payments

The Company’s PPAs create long-term recurring customer payments. Nominal contracted payments equal the sum of the estimated payments that the customer is likely to make, subject to discounts or rebates, over the remaining term of the PPAs. When calculating nominal contracted payments, the Company includes those PPAs for projects that are operating or committed.

The following table sets forth, with respect to the Company’s PPAs, the aggregate nominal contracted payments and total estimated energy output as of the reporting dates. These nominal contracted payments have not been discounted to arrive at the present value.

	As of September 30,
	2018	2019
	INR	INR	US$
Nominal contracted payments (in thousands)	544,314,570	566,257,521	8,016,103
Total estimated energy output (kilowatt hours in millions)	153,880	165,561

Nominal contracted payments as of September 30, 2019 increased compared to as of September 30, 2018 as the Company entered into additional PPAs.

Portfolio Revenue Run-Rate

Portfolio revenue run-rate equals annualized payments from customers extrapolated based on the operating and committed capacity as of the reporting dates. In estimating the portfolio revenue run-rate, the Company multiplies the PPA contract price per kilowatt hour by the estimated annual energy output for all operating and committed solar projects as of the reporting date. The estimated annual energy output of the Company’s solar projects is calculated using power generation simulation software and validated by independent engineering firms. The main assumption used in the calculation is the project location, which enables the software to derive the estimated annual energy output from certain meteorological data, including the temperature and solar insolation based on the project location.

The following table sets forth, with respect to the Company’s PPAs, the aggregate portfolio revenue run-rate and estimated annual energy output as of the reporting dates. The portfolio revenue run-rate has not been discounted to arrive at the present value.

	As of September 30,
	2018	2019
	INR	INR	US$
Portfolio revenue run-rate (in thousands)	23,896,380	25,299,425	358,146
Estimated annual energy output (kilowatt hours in millions)	6,676	7,255

 Portfolio revenue run-rate increased by INR 1,403.0 million (US$ 19.9 million) to INR 25,299.4 million (US$ 358.1 million) as of September 30, 2019, as compared to September 30, 2018, due to an increase in operational and committed capacity.

Fiscal Second Quarter 2020 Period ended September 30, 2019 Consolidated Financial Results:

Operating Revenues

Operating revenues for the quarter ended September 30, 2019 was INR 2,846.6 million (US$ 40.3 million), an increase of 28% from INR 2,225.7 million in the same period in 2018. The increase was driven by the commissioning of new projects during the period after September 30, 2018 until September 30, 2019.

Cost of Operations (Exclusive of Depreciation and Amortization)

Cost of operations for the quarter ended September 30, 2019 increased by 44% to INR 253.7 million (US$ 3.6 million) from INR 176.1 million in the same period in 2018. The increase was primarily due to higher lease, solar park and land development expenses from newly commissioned projects during the period after September 30, 2018 until September 30, 2019.

General and Administrative Expenses

General and administrative expenses for the quarter ended September 30, 2019 increased by INR 272.5 million (US$ 3.9 million), to INR 514.4 million (US$ 7.3 million) compared to the same period in 2018. INR 148.0 million (US$ 2.1 million) of the increase in general and administrative expense was primarily on account of non-cash impact of leases, provision related account receivable, and write back of certain provisions in the prior period.

In the quarter ended September 30, 2019, the Company recorded expenses of INR 7.5 million (US$ 0.1 million), related to the grant of stock appreciation rights to its CEO and president and INR 0.5 million (US$ 0.01 million), related to the grant of restricted stock units to two of its independent directors.

Depreciation and Amortization Expenses

Depreciation and amortization expenses during the quarter ended September 30, 2019 increased by INR 72.8 million (US$ 1.0 million), or 12.2%, to INR 670.3 million (US$ 9.5 million) compared to the same period in 2018. The increase in depreciation and amortization expense reflected the additional depreciation on new projects commissioned since September 30, 2018, partially offset by a decrease in depreciation expense on account of change in useful life, which took effect from October 1, 2018.

Interest Expense, Net

Net interest expense during the quarter ended September 30, 2019 increased by INR 665.7 million (US$ 9.4 million), or 53.0%, to INR 1,922.8 million (US$ 27.2 million) compared to the same period in 2018. The increase in net interest expense was primarily due to lower interest income of INR 138.4 million (US$ 2.0 million), and higher interest expense on account of additional borrowings related to the commissioned projects since the quarter ended September 30, 2018.

The Company expects to incur charges of approximately INR 390.0 million (~US$ 5.4 million), related to write-offs and prepayment charges related to issuance of solar green bond during the third fiscal quarter 2020 period ending December 31, 2019.

Loss on Foreign Currency Exchange

The Indian Rupee (“INR”) depreciated against the U.S. dollar by INR 1.72 for every US$ 1.00 (or 2.4%) during the period from June 30, 2019 to September 30, 2019. During the quarter ended September 30, 2019, the Company incurred a loss on foreign exchange of INR 214.7 million (US$ 3.0 million) compared to a loss of INR 236.8 million, during the quarter ended September 30, 2018. The Company had lower losses in foreign exchange primarily due to lower depreciation of INR against the U.S. dollar, compared to the prior comparable period, partially offset by higher expense on hedging and derivatives transaction.

Income Tax Expense

Income tax expense increased during the quarter ended September 30, 2019 by INR 13.1 million (US$ 0.2 million) to INR 27.0 million (US$ 0.4 million), compared to income tax expense of INR 13.9 million in the same period in 2018, primarily as a result of lower deferred tax during the quarter.

On September 20, 2019, the President of India issued The Taxation Laws (Amendment) Ordinance, 2019 (“Ordinance”) which amends the Income Tax Act, 1961 (ITA) and the Finance (No. 2) Act, 2019. The Ordinance provides for reduction in corporate tax rates as well as minimum alternate tax rates; the Company is evaluating the impact on the amendment on the income tax expense

Net Loss

The net loss for the quarter ended September 30, 2019 increased by INR 458.6 million (US$ 6.5 million) to INR 756.2 million (US$ 10.7 million), compared to a net loss of INR 297.6 million for the same period in 2018. The higher losses are primarily due to higher general and administrative expenses, higher net interest expenses, partially offset by higher revenue.

Cash Flow and Working Capital

Cash provided by operating activities for the quarter and six months ended September 30, 2019 was INR 1,509.9 million (US$ 21.4 million) and INR 1,043.2 million (US$ 14.8 million), respectively, compared to INR 1,764.0 million and INR 1,014.4 million, respectively, for the prior comparable period. The improvement from the comparable period in 2018 was due to an increase in revenue during the quarter ended September 30, 2019, partially offset by higher general and administrative and net interest expenses.

During the quarter ended September 30, 2019, the working capital inflow was INR 840.8 (US$ 11.9 million), compared to an inflow of INR 988.1 million, for the prior comparable period in 2018. During the six months ended September 30, 2019, the working capital outflow was INR 865.3 (US$ 12.3 million), compared to an outflow of INR 853.4 million, for the six months ended September 30, 2018.

The Company’s days receivable were 129 days, as of September 30, 2019, as compared to 139 days as of June 30, 2019.

Cash used in investing activities for the six-months ended September 30, 2019 was INR 15,345.6 million (US$ 217.2 million), compared to INR 7,549.2 million for the comparable period in 2018, primarily on account of purchases of property plant and equipment for new solar projects amounting to INR 14,328.1 million (US$ 202.8 million). During the quarter ended September 30, 2019, the Company incurred INR 8,670.3 million (US$ 122.7 million) on account of capital expenditures compared to INR 3,304.7 million, in the comparable period in 2018.

Cash generated from financing activities was INR 29,765.5 million (US$ 421.4 million) for the six months ended September 30, 2019, compared to INR 8,457.3 million for the comparable period in 2018, primarily due to net proceeds from the issuance of solar green bonds amounting to US$ 350.1 million in the month of September 2019, which was subsequently utilised to pay existing debt and to fund capital expenditures. Cash generated from financing activities for the quarter ended September 30, 2019 was INR 19,023 million (US$ 269.3 million) compared to INR 4,205.5 million in the prior comparable period in 2018.

Subsequent events

In the quarter ended December 31, 2019, the Company expects to incur a cost of approximately US$5.4 million, in non-cash write offs of cost of borrowing and prepayment charges, related to the issuance of solar green bonds.

Liquidity Position

As of September 30, 2019, the Company had INR 7,462.6 million (US$ 105.6 million) of cash, cash equivalents and current investments. The Company had undrawn project debt commitments of INR 32,066.6 million (US$ 453.9 million) as of September 30, 2019.

Adjusted EBITDA

Adjusted EBITDA was INR 2,078.5 million (US$ 29.4 million) for the quarter ended September 30, 2019, compared to INR 1,807.7 million for the quarter ended September 30, 2018. The increase was primarily due to the increase in revenue during the quarter ended September 30, 2019, partially offset by higher expenses related to operations and general and administrative expenses.

Other company matters

We have initiated the process for buy-back of shares that it did not hold in Azure Power India Private Limited (AZI), its subsidiary. AZI sent buy-back notice to the promoter shareholders for buy-back of shares. The company and its subsidiary (AZI) received an arbitration notice from the promoter shareholders. The company is confident that the outcome of arbitration shall be favourable.

Guidance for Fiscal Year 2020

The following statements are based on the Company’s current expectations. These statements are forward-looking and actual results may differ materially. With a robust pipeline and strong execution capabilities, the Company expects to continue to deliver high growth for fiscal year ending March 31, 2020. For fiscal year ending March 31, 2020, the Company now expects to have between 1,800 – 1,825 MWs operational. In addition, the Company is reiterating its guidance of revenues of between INR 12,770 – 13,350 million (or US$ 181– 189 million at the September 30, 2019 exchange rate of INR 70.64 to US$ 1.00) for fiscal year ending March 31, 2020.

Webcast and Conference Call Information

The Company will hold its quarterly conference call to discuss earnings results on Friday, November 15, 2019 at 8:30 a.m. U.S. Eastern Time. The conference call can be accessed live by dialling 1-888-317-6003 (in the U.S.) and  1-412-317-6061   (outside the U.S.) and entering the passcode 7010281. Investors may access a live webcast of this conference call by visiting http://investors.azurepower.com/events-and-presentations. For those unable to listen to the live broadcast, a replay will be available approximately two hours after the conclusion of the call. The replay will remain available until Friday, November 22, 2019 and can be accessed by dialling 1-877-344-7529 (in the U.S.) and 1-412-317-0088 (outside the U.S.) and entering the replay passcode 10136793. An archived podcast will be available at http://investors.azurepower.com/events-and-presentations following the call.

Exchange Rates

This press release contains translations of certain Indian rupee amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, the translation of Indian rupees into U.S. dollars has been made at INR 70.64 to US$1.00, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2019. The Company makes no representation that the Indian rupee or U.S. dollar amounts referred to in this press release could have been converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate or at all.

About Azure Power Global Limited

Azure Power is a leading independent solar power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale, micro-grid and rooftop solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; the Company’s ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. Portfolio represents the aggregate megawatts capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won a reverse auction but has yet to receive a letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Use of Non-GAAP Financial Measures

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure. The Company presents Adjusted EBITDA as a supplemental measure of its performance. This measurement is not recognized in accordance with U.S. GAAP and should not be viewed as an alternative to U.S. GAAP measures of performance. The presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items.

The Company defines Adjusted EBITDA as net loss (income) plus (a) income tax expense, (b) interest expense, net, (c) depreciation and amortization and (d) loss (income) on foreign currency exchange. The Company believes Adjusted EBITDA is useful to investors in assessing the Company’s ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of the Company’s operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, Adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

The Company’s management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP. Some of these limitations include:

•	it does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments or foreign exchange gain/loss;
•	it does not reflect changes in, or cash requirements for, working capital;
•	it does not reflect significant interest expense or the cash requirements necessary to service interest or principal payments on outstanding debt;
•	it does not reflect payments made or future requirements for income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or paid in the future and Adjusted EBITDA does not reflect cash requirements for such replacements or payments.

Investors are encouraged to evaluate each adjustment and the reasons the Company considers it appropriate for supplemental analysis. For more information, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” at the end of this release.

Investor Relation Contacts:

For investor enquiries, please contact Nathan Judge, CFA at ir@azurepower.com . For media related information, please contact Samitla Subba at pr@azurepower.com.

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(INR and US$ amounts in thousands, except share and par value data)

	As of March 31,	As of September 30,
	2019	2019	2019
	(INR)	(INR)	(US$)
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	10,537,581	6,457,726	91,417
Investments in available for sale securities	7,408	1,004,876	14,225
Restricted cash	2,167,827	21,996,268	311,385
Accounts receivable, net	3,307,076	4,068,068	57,589
Prepaid expenses and other current assets	1,380,314	1,337,684	18,937
Total current assets	17,400,206	34,864,622	493,553
Restricted cash	1,280,323	957,687	13,557
Property, plant and equipment, net	83,444,529	94,245,919	1,334,172
Software, net	63,715	69,199	980
Deferred income taxes	2,406,525	2,426,574	34,351
Right-of-use assets	—	3,800,261	53,798
Other assets	4,268,462	5,156,521	72,997
Total assets	108,863,760	141,520,783	2,003,408
Liabilities and shareholders’ equity
Current liabilities:
Short-term debt	2,824,843	4,777,483	67,631
Accounts payable	3,477,382	1,811,944	25,650
Current portion of long-term debt	7,288,995	16,373,554	231,789
Income taxes payable	93,688	93,688	1,326
Interest payable	919,627	945,833	13,389
Deferred revenue	99,065	114,372	1,619
Other liabilities	2,301,669	1,841,164	26,064
Total current liabilities	17,005,269	25,958,038	367,468
Non-current liabilities:
Long-term debt	61,658,403	82,232,667	1,164,109
Deferred revenue	1,800,155	1,942,189	27,494
Deferred income taxes	2,053,808	2,281,227	32,294
Asset retirement obligations	665,146	696,948	9,866
Leases liabilities	—	3,266,108	46,236
Other liabilities	283,728	42,766	605
Total liabilities	83,466,509	116,419,943	1,648,072
Shareholders’ equity
Equity shares, US$ 0.000625 par value; 41,040,028 and 41,142,572 shares issued and outstanding as of March 31, 2019 and September 30, 2019 respectively	1,773	1,778	25
Additional paid-in capital	32,186,606	32,247,551	456,506
Accumulated deficit	(6,311,095)	(6,870,381)	(97,259)
Accumulated other comprehensive loss	(747,545)	(519,309)	(7,351)
Total APGL shareholders’ equity	25,129,739	24,859,639	351,921
Non-controlling interest	267,512	241,201	3,415
Total shareholders’ equity	25,397,251	25,100,840	355,336
Total liabilities and shareholders’ equity	108,863,760	141,520,783	2,003,408

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(INR and US$ amounts in thousands, except share and per share data)

	Unaudited			Unaudited
	Three months ended September 30,			Six month ended September 30,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Operating revenues:
Sale of power	2,225,693	2,846,598	40,297	4,648,232	6,235,911	88,277
Operating costs and expenses:
Cost of operations (exclusive of depreciation and amortization shown separately below)	176,060	253,694	3,591	394,290	550,643	7,795
General and administrative	241,884	514,405	7,282	490,534	1,058,191	14,980
Depreciation and amortization	597,526	670,278	9,489	1,151,135	1,293,726	18,314
Total operating costs and expenses:	1,015,470	1,438,377	20,362	2,035,959	2,902,560	41,089
Operating income	1,210,223	1,408,221	19,935	2,612,273	3,333,351	47,188
Other expense, net:
Interest expense, net	1,257,058	1,922,801	27,220	2,330,498	3,482,895	49,305
Loss on foreign currency exchange, net	236,840	214,665	3,038	441,066	264,923	3,750
Total other expenses, net	1,493,898	2,137,466	30,258	2,771,564	3,747,818	53,055
Loss before income tax	(283,675)	(729,245)	(10,323)	(159,291)	(414,467)	(5,867)
Income tax expense	(13,930)	(26,987)	(382)	(108,511)	(171,129)	(2,423)
Net loss	(297,605)	(756,232)	(10,705)	(267,802)	(585,596)	(8,290)
Less: Net income/(loss) attributable to non-controlling interests	(2,005)	(19,787)	(280)	19,775	(26,311)	(372)
Net loss attributable to APGL equity shareholders	(295,600)	(736,445)	(10,425)	(287,577)	(559,285)	(7,918)

Loss per share: Basic and Diluted	(11)	(18)	(0.25)	(11)	(14)	(0.19)
Shares used in computing basic and diluted per share amounts
Equity shares: Basic and diluted	26,022,102	41,099,834		26,009,517	41,072,713

AZURE POWER GLOBAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(INR and US$ amounts in thousands)

	Unaudited			Unaudited
	Three months ended September 30,			Six month ended September 30,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Net cash provided by operating activities	1,764,039	1,509,887	21,374	1,014,392	1,043,179	14,768
Net cash used in investing activities	(3,353,268)	(9,678,970)	(137,018)	(7,549,222)	(15,345,551)	(217,236)
Net cash provided by financing activities	4,205,523	19,023,448	269,301	8,457,261	29,765,497	421,369

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(INR and US$ amounts in thousands)

The table below sets forth a reconciliation of our income from operations to Adjusted EBITDA for the periods indicated:

	Unaudited			Unaudited
	Three months ended September 30,			Six month ended September 30,
	2018	2019	2019	2018	2019	2019
	INR	INR	US$	INR	INR	US$
Net loss	(297,605)	(756,232)	(10,705)	(267,802)	(585,596)	(8,290)
Income tax expense	13,930	26,987	382	108,511	171,129	2,423
Interest expense, net	1,257,058	1,922,801	27,220	2,330,498	3,482,895	49,305
Depreciation and amortization	597,526	670,278	9,489	1,151,135	1,293,726	18,314
Loss on foreign currency exchange, net	236,840	214,665	3,038	441,066	264,923	3,750
Adjusted EBITDA	1,807,749	2,078,499	29,424	3,763,408	4,627,077	65,502